Exhibit 99.1

Press Release - Regulated Information

Publication of a transparency notification received from

Fortress Investment Group LLC

(Article 14 §1 of the Law of 2 May 2007)

Mont-Saint-Guibert, Belgium, November 21, 2023, 10.01 pm CET—regulated information – Celyad Oncology SA (Euronext: CYAD) (“Celyad Oncology” or the “Company”) today announced, in accordance with Article 14 of the Belgian Law of 2 May 2007 regarding the publication of major shareholdings in issuers whose securities are admitted to trading on a regulated market (the “Transparency Law”), that it received a notification of transparency dated November 17, 2023, indicating that CFIP CLYD (UK) Limited, an affiliate of Fortress Investment Group LLC, has crossed the statutory threshold of 50%, holding 22,858,654 shares i.e. 52.19% of Celyad Oncology’s voting rights.

Content of the Notification:

•	Reason of the Notification:

Acquisition or disposal of voting securities or voting rights

•	Notification by:

A parent undertaking or a controlling person

•	Persons subject to the notification requirement:

Fortress Investment Group LLC—1345 Avenue of the Americas, New York, NY 10105 United States CFIP CLYD (UK) Limited—7 Clarges Street, 4th Floor, London W1J 8AE, United Kingdom

•	Date on which the threshold is crossed:

November 14, 2023

•	Threshold that is crossed (in %):

50

•	Denominator:

43,796,947

•	Notified details:

A) Voting Rights	Previous notification	After the Transaction
	# of voting rights	# of voting rights		% of voting rights
Holders of voting rights		Linked to the securities	Not linked to the securities	Linked to the securities	Not linked to the securities
Fortress Investment Group LLC	0	0	0	0.00%	0.00%
CFIP CLYD (UK) Limited	7,954,808	22,858,654	0	52.19%
Subtotal	7,954,808	22,858,654		52.19%
TOTAL		22,858,654	0	52.19%	0.00%

Press Release - Regulated Information

B) Equivalent financial instruments	After the transaction
Holders of equivalent financial instruments	Type of financial instrument	Expiration date	Exercise period or date	# of voting rights that may be acquired if the instrument is exercised	% of voting rights	Settlement
TOTAL				0	0,00%

TOTAL (A & B)	# of voting rights	% of voting rights
CALCULATE	22,858,654	52.19%

•	Full chain of controlled undertakings through which the holdings is effectively held:

•	CFIP CLYD (UK) Limited (“CFIP UK”), a United Kingdom limited liability company and a wholly- owned subsidiary of CFIP, directly holds 22,858,654 Ordinary Shares.

•	CFIP CLYD LLC, a Delaware limited liability company (“CFIP”), is the parent of CFIP UK.

•	FIP II UB Investments LP, a Delaware limited partnership (“FIP II”), holds 50% of the membership interests in CFIP.

•	FIP Fund II GP LLC, a Delaware limited liability company (“FIP II GP”), is the general partner of FIP II.

•

Hybrid GP Holdings LLC, a Delaware limited liability company (“Hybrid GP”), is the parent of FIP II GP and indirectly controls the general partners of certain investment funds that hold membership interests in CFIP.

•	FIG LLC, a Delaware limited liability company (“FIG LLC”), indirectly controls the investment advisers to certain investment funds that hold membership interests in CFIP.

•	Fortress Operating Entity I LP, a Delaware limited partnership (“FOE I”), is (i) the sole owner of FIG LLC and (ii) the managing member of, and holds the majority of equity interest in, Hybrid GP.

•	FIG Corp., a Delaware corporation (“FIG Corp.”), is the general partner of FOE I.

•	Fortress Investment Group LLC, a Delaware limited liability company (“Fortress”), is the sole owner of FIG Corp and has no controlling shareholder.

•	Additional information:

This transparency notification covers the subscription to 14,903,846 newly issued shares of Celyad Oncology by CFIP CLYD (UK) Limited on 14 November 2023. After the transaction, CFIP CLYD (UK) Limited will hold 22,858,654 shares of Celyad Oncology.

Press Release - Regulated Information

Miscellaneous

•	The Press Release may be consulted on the website of Celyad Oncology:

https://celyad.com/newsroom/

•	The notification can be consulted on the website of Celyad Oncology:

https://celyad.com/investors/regulated-information/

•	Contact person(s):

Any transparency notification must be sent to our Company by email to the attention of Georges Rawadi, Chief Executive Officer (CEO): investors@celyad.com

About Celyad Oncology

Celyad Oncology is a cutting-edge biotechnology company dedicated to pioneering the discovery and advancement of revolutionary technologies for chimeric antigen receptor (CAR) T-cells. Its primary objective is to unlock the potential of its proprietary technology platforms and intellectual property, enabling to be at the forefront of developing next-generation CAR T-cell therapies. By fully leveraging its innovative technology platforms, Celyad Oncology aims to maximize the transformative impact of its candidate CAR T-cell therapies and redefine the future of CAR T-cell treatments. Celyad Oncology is based in Mont-Saint-Guibert, Belgium. For more information, please visit www.celyad.com.

Forward-looking statements

This release may contain forward-looking statements, within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995, as amended, including, without limitation, statements regarding beliefs about and expectations for the Company’s updated strategic business model, including associated potential benefits, transactions and partnerships, statements regarding the potential value of the Company’s IP, and statements regarding the transparency notification. The words “will,” “believe,” “potential,” “continue,” “target,” “project,” “should” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this release are based on management’s current expectations and beliefs and are subject to a number of known and unknown risks, uncertainties and important factors which might cause actual events, results, financial condition, performance or achievements of Celyad Oncology to differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation, risks related to the material uncertainty about the Company’s ability to continue as a going concern; the Company’s ability to realize the expected benefits of its updated strategic business model; the Company’s ability to develop its IP assets and enter into partnerships with outside parties; the Company’s ability to enforce its patents and other IP rights; the possibility that the Company may infringe on the patents or IP rights of others and be required to defend against patent or other IP rights suits; the possibility that the Company may not successfully defend itself against claims of patent infringement or other IP rights suits, which could result in substantial claims for damages against the Company; the possibility that the Company may become involved in lawsuits to protect or enforce its patents, which could be expensive, time-consuming, and unsuccessful; the Company’s ability to protect its IP rights throughout the world; the potential for patents held by the Company to be found invalid or unenforceable; and other risks identified in Celyad Oncology’s U.S. Securities and Exchange Commission (SEC) filings and reports, including in the latest Annual Report on Form 20-F filed with the SEC and subsequent filings and reports by Celyad Oncology. These forward-looking statements speak only as of the date of publication of this document and Celyad Oncology’s actual results may differ materially from those expressed or implied by these forward-looking statements. Celyad Oncology expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

Press Release - Regulated Information

Celyad Oncology Contacts:

Investor Contact:	Media Contact:
David Georges VP Finance and Administration investors@celyad.com	Caroline Lonez R&D Communications and Business Development communications@celyad.com

Source: Celyad Oncology SA